[LETTERHEAD]

December 7, 2009

H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Univest Tech, Inc. (the Company)
Amendment No. 1 to Registration Statement on Form S-1
Filed September 29, 2009
File Number: 333-159315

Dear Mr. Owings:

This is in response to your October 22, 2009 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Prospectus Summary, page 2

       1. We note your response to comment four of our letter dated June 16, 2009 and we reissue the comment. Please describe exactly what you mean by wireless technology sales, the demographics of your potential captured market, and your proposed live performance festivals. If there is currently no captured market, please discuss how you intend to create such a market.

The Company has provided the revisions.

       2.  We note your response to comment five and we reissue the comment. Please describe the additional market segments into which you plan to cross over.

The Company has provided the revisions.

Dilution, page 10

       3.   We note your response to comment 11. Please reconcile the immediate dilution per share to new investors amount in the second paragraph with the amount shown in the table.

The Company has provided the revision.

H. Christopher Owings
December 7, 2009

       4.   Since you will not receive proceeds from the sale of common stock by your selling shareholders, your net tangible book value per share will not change as a result of this offering. Thus it appears there will be no increase in the net tangible book value of the shares held by your existing shareholders as a result of sales of common stock made in this offering. If our understanding is not correct, please clarify the disclosure under “Use of Proceeds. Otherwise, revise as appropriate.

You are correct. There will be no increase in net tangible book value of the shares held by your existing shareholders as a result of sales of common stock made in this offering.

       5.   We note that the amount captioned “Immediate Dilution Per Share to New Investors”appears to be your net tangible book value per share at July 31, 2009. It appears that the immediate dilution per share to investors purchasing your shares in the offering would be $0.2496 at July 31, 2009, which represents the difference between your net tangible book value both before and after the offering and the price per share to be paid by investors buying shares from your selling shareholders. Please revise as appropriate.

The Company has provided the revision.

Holders. page 11

       6.  We note your response to comment 13. Please delete the sentence, “we intend to apply to have our common stock listed for quotation on the Over-the-Counter Bulletin Board.”

The Company has made the deletion.

Management’s Discussion and Analysis. page 13

Selected Financial Data. page 14

       7.  You state in the paragraph immediately before the tabular presentation of your selected  financial data that you are presenting selected financial data for the period from inception through July 31, 2009, including through the fiscal year ended October 31, 2008 and for the nine month period ended July 31, 2009. However, selected financial data is only provided for the nine months ended July 31, 2009 and the period from inception to October 31, 2008. Please revise as appropriate.

The Company has provided the revision.

       8.   The amounts of total expense presented in selected financial data for the periods ended July31, 2009 and October 31, 2008 do not agree with your financial statements for those periods.  Please revise as appropriate. Please also revise your discussion of your results of operationsto provide a discussion of changes in other (expense) interest.

The Company has provided the revisions.

H. Christopher Owings
December 7, 2009

Liquidity and Capital Resources, page 15

       9.    We note your responses to comments 24 and 25. You indicate in your response that you have provided the appropriate clarifications. However, on page 15 your disclosure states, “net cash used for operating activities from November 6, 2007 through July 31, 2009 were $8,081?’ On page 16, your disclosure still states that “Net cash used for operating activities from November 6, 2007 through July 31, 2009 were also $26,750.” Cash used in operating activities for the same period as shown in your Statement of Cash Flows is $8,081. Please revise to be accurate and consistent.

The Company has provided the revisions.

       10.      We note your response to comment 29- Please make it clear here and throughout the document that you currently have no revenues and your only source of liquidity is the loan from Mir. Womack. In this regard, revise your first risk factor on page 3 to indicate that not only have you not been profitable, but you do not have any operations or revenues.

The Company has provided the appropriate revisions.

            Plan of Operation, page 16

       11.    We note your response to comment 30. Please expand your discussion of your plan of operation to clearly identify your proposed business and product or product. Specifically your discussion should present a full description of how you anticipate producing revenues. Your discussion should discuss your anticipated customer base for each of your products and services as well as how you plan to develop, distribute and market your music products and promotion services to these customers. To the extent that you expect to generate revenues from more than one category of customer, please separately identify each separate type or category of customer. Separately discuss the nature of the services you plan to provide and products you plan to sell by type of product or service and category or class of customer. In this regard, it appears from your disclosures that you may plan to offer music and other products to individuals over the Internet, to conduct virtual festivals which may involve ticket sales, product sales, sponsorship and advertising revenues and to earn revenues from the promotion of artists. You state that you plan to attract and produce recognized artists by offering them agreements which give them better profits than they can currently obtain from other companies and to search for and launch new artists. You also disclose that sponsorships for your planned virtual festivals can be a substantial source of revenue. On page 20 you disclose that you anticipate developing revenues from a number of sources including event ticket sales, music media sales, merchandise sales, promotional/sponsorship and advertising revenue, web traffic sales driven from events, future technology sales crossover into new market segments and wireless device sales and activations. Please ensure that your disclosures separately describe how you anticipate developing each of these proposed business activities and how you expect to generate revenues from each activity Please explain your plan and highlight your relevant experience and industry contacts in sufficient detail such that current and prospective investors may have an opportunity to view your business and your proposed plan of operation through the eyes of management. We may have further comment.

H. Christopher Owings
December 7, 2009

The Company has provided the additional revisions.

       12.     We note your response to comment 32. On page 17, you state that you believe you can be profitable or at break-even by the end of the current fiscal year. Based on your estimate of approximately $25,000 in operating costs on page 4 and only organizational efforts as stated on page 2, please provide additional detail concerning your basis to estimate your revenue.

The Company has provided the additional disclosure.

General. page 18

       13.    We note your response to comment 34. On page 19, you replace the word “established” with the word “recognized.” Please define what you mean by “recognized.”

The Company has provided the additional disclosure.

The Product page 19

       14.     We note your response to comment 36, however, it does not appear that you provided all of the requested disclosure. Please revise.

The Company has provided the additional disclosure.

       15.    We note your response to comment 37, however, it does not appear that you provided all of the requested disclosure. Please revise, In your revisions, please explain what you mean by the term “exclusive channel.
The Company has provided the additional disclosure.

       16.      We note your response to comment 39. Please further revise your disclosure to provide greater detail concerning your activities with these concepts and the role they will have in your business including, but not limited to, the manner in which you will select your artists, the reason(s) you believe artists not currently on the charts who have been neglected will be desirable and the source of the ongoing royalties.

The Company has provided the additional disclosure.

Markets, page 21
       17.     We note your response to comment 40. While you have explained in greater detail the first sales strategy, you have not explained in greater detail the second and third sales strategies.   Please revise the disclosure to explain in greater detail the second and third sales strategies.

The Company has provided the revisions.

H. Christopher Owings
December 7, 2009

Description of Property, page 22

       18.      We note your response to comment 42. Please explain your statement that “the accountants have been accruing rent for the rental space” when Note 3 to the financial statements indicates that the company “has an office located at an address maintained by the President on a rent-free basis.”

The Company has provided the clarification.

Directors, Executive Officers and Control Persons, page 22

       19.     We note your response to comment 43. Please provide support for the statement regarding the expertise of your principal officer in the development of your business or delete the statement.

The Company has deleted the statement.

Experts. page 30

       20.     Please remove the reference to the inclusion of your financial statements for the period through July 31, 2009 from the Experts section of the thing. The inclusion of this reference in the Experts section may imply to a reader that the July 31, 2009 financial statements have also been audited by Mr. Chadwick.

The Company has made the revision.

PLEASE NOTE: THE FOLLOWING RESPONSES REGARDING THE FINANCIAL STATEMENTS HAVE BEEN PROVIDED BY THE COMPANY’S AUDITORS.

Financial Statements, page 33

Statement of Cash Flows. page 36

       21.     We note your response to comment 21. You state in your response that you have provided the appropriate clarification. However, your Statement of Cash Flows still includes a column showing your cash flows for the period from November 6, 2007 (inception) through October 30,2008. Your auditor’s report and other financial statements are for the period ended October 31, 2008. Your discussion in Management’s Discussion and Analysis is for the period ended October 31, 2008. Please ensure your financial statements and Management’s Discussion and Analysis are consistent in terms of periods covered.

Comment complied with. Heading on the Statement of Cash Flows has been corrected to October 31, 2008.

H. Christopher Owings
December 7, 2009

Statement of Shareholders’ Equity. Page 37

       22.        We note your response to comment 58.  Please revise the caption in the Statement of Shareholders’ Equity and your disclosure in Note 4, to remove the word “deferred” as these costs do not appear to be deferred at the balance sheet date.

Comment complied with. The word “deferred” has been removed from the Statement of Stockholders’ Equity and from Note 4.

Note 1. Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 39

       23.     We note your response to comment 59. As previously requested, please revise your revenue recognition policy to be consistent with the description of your business and your planned revenue generating activities disclosed under the headings “Our Company” on page 2, “Plan of Operation” on page 16 and “The Product” on page 19 or explain to us how your current revenue recognition policy is consistent with the description of your business.

Comment complied with. See changes to Footnote 1, “Revenue “Recognition”.

Note 5- Income Taxes~ page 40

       24.     We note your response to comment 60. As previously requested, please explain and disclose why your net operating loss carry-forwards declined from $25,746 at October 31, 2008 to $9,009 at July 31, 2009.  In light of your disclosure that your unused federal net operating loss carry-forward is begining to expire principally in the year 2028 and since it does not appear you utilized any net operating losses against current taxable income, your disclosure is unclear.  It appears you may be disclosing the net operating losses for each period separately rather than the cumulative net operating loss carry-forwards at each balance sheet date. In addition, as previously requested, please provide the disclosure called for by paragraphs 43 and 47 of SPAS 109. Finally the change in the valuation allowance for the period ended July 31, 2009 is not consistent with a cumulative valuation allowance going from $5095 to $1802. Please revise.

Comment complied with. See changes to Footnote 5. Numbers have been corrected to reflect the cumulative NOL at July 31, 2009 of $34,485, and the correct change in the valuation allowance for the nine months ended July 31, 2009 of $1,802. Note that the change in valuation allowance is a period by period number, not a cumulative one.

Part II, Information Not Required in Prospectus, page II-1

H. Christopher Owings
December 7, 2009

Item 17. Undertakings, page 11-4

       25.     We note your response to comment 65. Please tell us why you provided the undertakings described in Item 512 of Regulation S-K subsections (a)(5)(j) and (a)(6) and did not provide the undertakings described in subsection (Ii) or revise.

The Company has provided the revision.

Signatures, page 11-6

       26.      We note your response to comment 66. Mr. Womack has signed the registration statement for the company in the required capacities, however, he must also sign in those capacities below the line. Please revise.

The Company has provided the revision.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner